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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                      FINAL

                               At Home Corporation
                               -------------------
                                (Name of Issuer)

                      Series A Common Stock, $.01 par value
                      -------------------------------------
                        (Title of Classes of Securities)

                                    045919101
                                    ---------
                                 (CUSIP Numbers)

      Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                            Tele-Communications, Inc.
                            9197 South Peoria Street
                              Englewood, CO 80112
                                 (720-875-5500)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 9, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Exhibit Index is on Page n/a



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Cusip No. - 045919101


--------------------------------------------------------------------------------
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  TELE-COMMUNICATIONS, INC.

--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                             (a) [ ]
                                                             (b) [X]

--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO

--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization
                  Delaware

--------------------------------------------------------------------------------
 Number of        (7)  Sole Voting Power          0 Shares Series A Common Stock
Shares Bene-
  ficially             ---------------------------------------------------------
 Owned by         (8)  Shared Voting Power        0 Shares Series A Common Stock
Each Report-
 ing Person            ---------------------------------------------------------
   With           (9)  Sole Dispositive Power     0 Shares Series A Common Stock

                       ---------------------------------------------------------
                  (10) Shared Dispositive Power   0 Shares Series A Common Stock

--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           0 Shares Series A Common Stock

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares            [ ]

--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                           0%  Series A Common Stock

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person

                           HC, CO


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)
                                      FINAL

                                  Statement of

                            TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                               At Home Corporation
                          -----------------------------
                          (Commission File No. 0-15279)


ITEM 1.  Security and Issuer

         Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement") with respect to the Series A Common Stock, $.01 par value, of At Home Corporation, a Delaware corporation (the "Issuer"), which Series A Common Stock was previously reported as beneficially owned by TCI (the "Common Stock"). The Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA, 94063. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 3.  Source and Amount of Funds or Other Consideration

         On March 9, 1999, TCI became a wholly-owned subsidiary of AT&T Corp., a New York corporation ("AT&T") pursuant to a merger of an AT&T subsidiary with and into TCI (the "AT&T Merger"). In connection with the AT&T Merger, AT&T assumed beneficial ownership of the Common Stock, and has filed an initial Statement on Schedule 13D to reflect such assumption. Consequently, subsequent Statements on Schedule 13D pertaining to the Common Stock will be filed by AT&T.

ITEM 5.  Interest in Securities of the Issuer

         Item 5 of the Statement is hereby amended and supplemented by adding the following:

         (c) On March 9, 1999, TCI became a wholly-owned subsidiary of AT&T pursuant to the AT&T Merger. In connection with the AT&T Merger, AT&T assumed beneficial ownership of the Common Stock.

         (e) As a result of the March 9, 1999 AT&T Merger and AT&T's assumption of beneficial ownership of the Common Stock, AT&T has assumed the reporting obligations with respect to such Common Stock.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Statement is true, complete and correct.


April  28, 1999                                TELE-COMMUNICATIONS,  INC.



                                               /s/ Stephen M. Brett
                                               -------------------------------
                                               Stephen M. Brett
                                               Executive Vice President and
                                               General Counsel


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